FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 31, 2014

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces fourth quarter results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer
Date: March 31, 2014

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, March 31, 2014 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2013.

Revenues from fixed income real estate totaled $3.5 million for the quarter ended December 31, 2013, compared to revenues of $3.4 million for the fourth quarter of 2012 and $3.4 million for the third quarter of 2013.

Net Income for the fourth quarter ended December 31, 2013 was $239,000 or $0.06 per basic and diluted share, compared to a net income of $497,000 or $0.13 per basic and diluted share for the fourth quarter of 2012 and to a net income of $328,000 or $0.09 per basic and diluted for the third quarter of 2013.

Weighted average shares outstanding used in the calculation for the periods were approximately 3.8 million basic and diluted shares respectively.

For the year ended December 31, 2013, revenues totaled $13.7 million, compared with $13.7 million for the year ended December 31, 2012. Net income was $1.5 million or $0.38 per basic and diluted share, compared to a net income of $1.6 million or $0.41 per basic and diluted share for the year ended December 31, 2012.

Weighted average shares outstanding used in the calculation were approximately 3.8 million basic and diluted shares respectively.

As of December 31, 2013, we had cash, cash equivalents, restricted cash and other financial investments, net, of $19 million, and shareholders' equity of $78.9 million, compared with $18.3 million, and $70.2 million, respectively, as of September 30, 2013.

Amir Philips, Chief Executive Officer of Optibase commented on the quarter and years’ results: “During the fourth quarter, we have closed a transaction to purchase twelve luxury condominium units located in Miami Beach, Florida from our controlling shareholder in consideration for issuance of approximately 1.31 million newly issued shares of the company. This transaction has increased our portfolio in the Miami area, which is considered by many as an “upcoming location”. For further information please see our press releases dated November 12, 2013. “Overall, we are pleased with our fourth quarter and full year performance maintaining stability and increasing our portfolio in what we consider a conservative manner." Amir concluded “We will continue implementing our strategy into 2014 trying to maintain stability and create value for our shareholders.”

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2013

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	13,711	13,676	3,463	3,449
Cost and expenses:
Cost of real estate operation	2,199	1,966	616	502
Real estate depreciation and amortization	3,369	2,569	935	654
General and administrative	1,870	2,068	714	504
Total cost and expenses	7,438	6,603	2,265	1,660
Operating income	6,273	7,073	1,198	1,789

Equity share in earnings (losses) of associates, net	(172)	(32)	(96)	(32)
Other (loss) Income	384	(100)	95	-
Financial expenses & other, net	(1,343)	(1,243)	(343)	(143)

Income before taxes on income	5,142	5,698	854	1,614
Taxes on income	(1,518)	(1,643)	(128)	(401)

Net income	3,624	4,055	726	1,213

Net income attributable to non-controlling interests	2,159	2,478	487	716
Net income attributable to Optibase LTD	1,465	1,577	239	497

Net income per share :
Basic and Diluted	$0.38	$0.41	$0.06	$0.13

Number of shares used in computing (*)
Earning per share
Basic	3,822	3,818	3,823	3,819
Diluted	3,826	3,820	3,827	3,820

Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	December 31, 2013	December 31, 2012
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	18,811	19,142
Restricted cash	144	134
Trade receivables	279	148
Other accounts receivables and prepaid expenses	138	217
Total assets attributed to discontinued operations	675	980
Total current assets	20,047	20,621

Long term deposit	61	50
Investments in companies and associates	7,738	7,993
Long term investments	7,799	8,043

Real Estate Property, net	209,761	194,826
Other assets, net	1,141	1,392
Total property equipment and other assets	210,902	196,218

Total assets	238,748	224,882

Liabilities and shareholders' equity
Current Liabilities:

Current maturities of long term loans	2,669	2,597
Accounts payable and accrued expenses	5,131	3,476
Total liabilities attributed to discontinued operations	2,135	2,563
Total current liabilities	9,935	8,636

Long term liabilities:
Deferred tax liabilities	15,815	15,262
Land lease liability, net	7,374	7,290
Other long term liabilities	1,628	2,844
Long term loans, net of current maturities	125,072	124,298
Total long term liabilities	149,889	149,694

Total shareholders’ equity of Optibase Ltd	57,063	47,474
Non-controlling interests	21,861	19,078
Total shareholders' equity	78,924	66,552

Total liabilities and shareholders’ equity	238,748	224,882

Amounts in thousands